MINTZ LEVIN                                                      Chrysler Center
                                                                666 Third Avenue
KENNETH R. KOCH | 212 692 6768 |  kkoch@mintz.com            New York, NY  10017
                                                                    212-935-3000
                                                                212-983-3115 fax
                                                                   www.mintz.com

                                              June 6, 2006

VIA EDGAR AND FEDEX
-------------------

Sara D. Kalin, Branch Chief - Legal
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

RE: NAVIOS MARITIME HOLDINGS INC.
    AMENDMENT NO. 4 TO REGISTRATION STATEMENT ON FORM F-1
    FILED ON JUNE 6, 2006
    FILE NO. 333-129382

Dear Ms. Kalin:

          On behalf of Navios Maritime Holdings Inc. (the "Company"), we respond as follows to the Staff's comments dated May 30, 2006 relating to the above-captioned Registration Statement. Captions and page references herein correspond to those set forth in Amendment No. 4 to the Registration Statement, the enclosed copy of which has been marked with the changes from that filing.
Please note that for the Staff's convenience, we have recited each of the
Staff's comments and provided our response to each comment immediately thereafter.

Operating and Financial Review and Prospects, page 25
For the year ended December 31, 2005 compared to the year ended December 31,
2004, page 35

1.       We note your response to prior comment 6. We believe that your revised disclosure remains somewhat vague. Please expand your discussion to better explain why you scheduled redelivery of chartered-in vessels.
         Was this a way of managing operating risks or was the scheduling decision based on some other business reason? Please expand your disclosure to help investors better understand why you planned to lower your available days.

         WE HAVE REVISED THE TEXT IN ACCORDANCE WITH THE STAFF'S REQUEST. PLEASE
         SEE PAGE 36.

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

Sara D. Kalin, Branch Chief - Legal
Securities and Exchange Commission
June 6, 2006

Navios Maritime Holdings Inc. Financial Statements
Consolidated Statement of Cash Flow, page F-6

2.       We reissue our prior comment 15 and again request that you reclassify deferred dry dock and special survey costs to cash flows from operating activities.

         WE HAVE REVISED THE CONSOLIDATED STATEMENT OF CASH FLOWS IN ACCORDANCE
         WITH THE STAFF'S REQUEST. PLEASE ALSO SEE NOTE 2(A) TO THE CONSOLIDATED
         FINANCIAL STATEMENTS DISCLOSING THE NEW CLASSIFICATION OF DEFERRED DRY
         DOCK AND SPECIAL SURVEY COSTS.

Consolidated Statements of Stockholders' Equity, page F-8

3.       Please revise your statement of changes in stockholders' equity for the period from August 25, 2005 to December 31, 2005 to reflect all of
         ISE's outstanding shares on the date of the downstream merger of
         39,900,000 common shares on the line item "downstream merger" rather than including 874,584 shares on the line item "push down of purchase accounting".

         WE HAVE REVISED THE STATEMENT OF STOCKHOLDERS' EQUITY IN ACCORDANCE
         WITH STAFF'S REQUEST.

Notes to the Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies, page F-9
(o) Deferred Financing Costs, page F-13

4.       Please refer to our prior comment 17. Provide us with your present value calculation including the discount rate used and your basis or rationale for the discount rate selected. Also, it appears that you are netting the cash outflows for payments to be made under the new debt with the total amount of additional cash to be received from the creditor. Please explain why you believe this treatment is appropriate and in accordance with the guidance of EITF 96-19 or other relevant accounting literature.

         PLEASE SEE EXHIBIT I ATTACHED HERETO DETAILING THE PRESENT VALUE
         CALCULATION INCLUDING THE DISCOUNT RATE USED. IN ACCORDANCE WITH
         GUIDANCE PROVIDED BY EITF 96-19, DEBTOR'S ACCOUNTING FOR A MODIFICATION
         OR EXCHANGE OF DEBT INSTRUMENTS, WE HAVE

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

Sara D. Kalin, Branch Chief - Legal
Securities and Exchange Commission
June 6, 2006

         USED THE EFFECTIVE INTEREST RATE, FOR ACCOUNTING PURPOSES, OF THE
         ORIGINAL DEBT INSTRUMENT AS A DISCOUNT RATE USED TO CALCULATE THE
         PRESENT VALUE OF THE CASH FLOWS. THIS WAS CALCULATED TO BE 7.57%.

         IN ADDITION, EITF 96-19, DEBTOR'S ACCOUNTING FOR A MODIFICATION OR
         EXCHANGE OF DEBT INSTRUMENTS, ALSO PROVIDES GUIDANCE TO BE USED TO
         CALCULATE THE PRESENT VALUE OF THE CASH FLOWS FOR PURPOSES OF APPLYING
         THE 10 PERCENT TEST. THE GUIDANCE STATES THAT THE CASH FLOWS OF THE NEW
         DEBT INSTRUMENT INCLUDE ALL CASH FLOWS SPECIFIED BY THE TERMS OF THE
         NEW DEBT INSTRUMENT PLUS ANY AMOUNTS PAID BY THE DEBTOR TO THE CREDITOR
         LESS ANY AMOUNTS RECEIVED BY THE DEBTOR FROM THE CREDITOR AS PART OF
         THE EXCHANGE OR MODIFICATION. SINCE THE GUIDANCE STATES THAT ALL CASH
         FLOWS SPECIFIED BY THE TERMS OF THE NEW DEBT INSTRUMENT, WHICH INCLUDE
         BOTH CASH OUTFLOWS AND INFLOWS, MUST BE TAKEN INTO ACCOUNT WHEN
         APPLYING THE 10 PERCENT TEST, WE BELIEVE THE TREATMENT TO NET THE CASH
         OUTFLOWS FOR PAYMENTS TO BE MADE UNDER THE NEW DEBT WITH THE TOTAL
         AMOUNT OF ADDITIONAL CASH TO BE RECEIVED FROM THE CREDITOR IS THEREFORE
         APPROPRIATE. THIS IS CONSISTENT WITH THE BIAS TOWARDS MODIFICATION
         ACCOUNTING THAT WE BELIEVE EXISTS IN EITF 96-19 IN THE DISCUSSION OF
         PUTTABLE AND CALLABLE DEBT INSTRUMENTS, WHICH STATES: "THE CASH FLOW
         ASSUMPTIONS THAT GENERATE THE SMALLER CHANGE WOULD BE THE BASIS FOR
         DETERMINING WHETHER THE 10 PERCENT THRESHOLD IS MET."

5.       In a related matter, please tell us whether your new credit facility provides for subsequent borrowings of any amount previously paid.

         THE NEW CREDIT FACILITY DOES NOT PROVIDE FOR SUBSEQUENT BORROWINGS OF
         ANY AMOUNT PREVIOUSLY PAID.

Note 7. Vessels, Port Terminal and Other Fixed Assets, page F-25

6.       We have reviewed your response to our prior comment number 19 in which you provided us with a summary of the cash and non-cash components of the purchase prices for your vessel acquisitions. Please tell us in further detail the specific nature of the non-cash components of the purchase prices for the vessels the Meridian and Mercator which totaled
         $6.8 million and $6.6 million respectively. In this regard, we are unclear as to why favorable lease terms would represent part of the acquisition costs of the vessels. Please advise or revise as appropriate. We may have further comment upon receipt of your response.

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

Sara D. Kalin, Branch Chief - Legal
Securities and Exchange Commission
June 6, 2006

         AS PART OF THE BUSINESS COMBINATION, WE ACQUIRED INTANGIBLE ASSETS
         RELATED TO OPERATING LEASES OF VESSELS. MANY OF THESE LEASES CONTAIN
         PURCHASE OPTIONS WHICH ARE EXERCISABLE BEFORE THE END OF THE LEASE
         TERM. THE COMPANY ACCOUNTS FOR THE INTANGIBLE ASSET ASSOCIATED WITH A
         FAVORABLE OPERATING LEASE CONTAINING AN IN-THE-MONEY PURCHASE OPTION AS
         ONE INTANGIBLE ASSET; A PORTION OF WHICH IS AMORTIZED AND A PORTION OF
         WHICH IS NOT AMORTIZED. THE AMORTIZABLE PORTION RELATES TO THE
         FAVORABLE PORTION OF THE OPERATING LEASE AND THE NON-AMORTIZABLE
         PORTION RELATES TO THE PURCHASE OPTION THAT WAS IN-THE-MONEY AT THE
         DATE OF THE BUSINESS COMBINATION. THESE AMOUNTS ARE DISCLOSED ON PAGE
         F-23. THE AMORTIZABLE PORTION IS AMORTIZED OVER THE ORIGINAL LEASE TERM
         CONSISTENT WITH PARAGRAPH 12 OF FIN 21, ACCOUNTING FOR LEASES IN A
         BUSINESS COMBINATION AN INTERPRETATION OF FASB STATEMENT NO. 13, WHICH
         STATES THAT THE CLASSIFICATION OF A LEASE IN ACCORDANCE WITH FASB
         STATEMENT NO. 13 SHALL NOT BE CHANGED AS A RESULT OF A BUSINESS
         COMBINATION. IF THE PURCHASE OPTION IS EXERCISED EARLY; THE FAVORABLE
         LEASE INTANGIBLE ASSET WILL NOT BE FULLY AMORTIZED AS OF THE DATE THE
         OPTION IS EXERCISED. THIS UNAMORTIZED AMOUNT IS INCLUDED AS AN
         ADJUSTMENT TO THE CARRYING VALUE OF THE VESSEL ALONG WITH THE CARRYING
         VALUE OF THE OPTION AND THE OPTION EXERCISE PRICE. THIS ACCOUNTING IS
         SIMILAR TO THE ACCOUNTING SET FORTH IN FIN 26, ACCOUNTING FOR PURCHASE
         OF A LEASED ASSET BY LESSEE DURING THE TERM OF THE LEASE, WHICH
         SPECIFIES THAT IN A PURCHASE OF AN ASSET UNDER CAPITAL LEASE, ANY
         DIFFERENCE BETWEEN THE PURCHASE PRICE AND THE LEASE OBLIGATION SHALL BE
         RECORDED AS A AN ADJUSTMENT TO THE CARRYING AMOUNT OF THE ASSET." BY
         WAY OF ANALOGY, THE AMOUNTS RELATED TO THE LEASED PROPERTY RECORDED ON
         THE BALANCE SHEET AT THE TIME OF PURCHASE OF THE PROPERTY UNDER AN
         OPERATING LEASE, WOULD RESULT IN AN ADJUSTMENT TO THE CARRYING AMOUNT
         OF THE ASSET. THE RESULTANT CARRYING AMOUNT OF THE ASSET WOULD BE
         SUBJECT TO NORMAL IMPAIRMENT TESTING UNDER THE ASSET HELD AND USED
         MODEL UNLESS THE ASSET WAS CONSIDERED AS HELD FOR SALE. THUS, THE
         "NON-CASH" ADJUSTMENT TO THE CARRYING AMOUNT OF MERIDIAN AND MERCATOR
         OF $6.8 MILLION AND $6.6 MILLION, RESPECTIVELY, REPRESENT THE
         UNAMORTIZED PORTION OF THE INTANGIBLE ASSET RESULTING FROM THE EXERCISE
         OF THE PURCHASE OPTION PRIOR TO THE END OF THE LEASE TERM.

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

Sara D. Kalin, Branch Chief - Legal
Securities and Exchange Commission
June 6, 2006

Undertakings, page II-4

7.       While we note your response to prior comment 21, please further revise this section to provide the undertaking required by Item 512(a)(5) of regulation S-K.

         WE HAVE REVISED THIS SECTION IN ACCORDANCE WITH THE STAFF'S REQUEST.

                                CLOSING COMMENTS

          We acknowledge the Staff's comments and the Company will provide the requested acknowledgements at such time as the Company requests acceleration of the Registration Statement.

                                                      Sincerely,

                                                      /s/ Kenneth R. Koch

                                                      Kenneth R. Koch

cc:      Angeliki Frangou, Chief Executive Officer
         Navios Maritime Holdings Inc.
         Daniel Wilson
         Securities and Exchange Commission
         Heather Tress
         Securities and Exchange Commission